From:	Malone, Rhonda [rhonda.malone@westernsouthernlife.com]
Sent:	Thursday, August 18, 2011 12:46 PM
To:	Samuel, Sally
Subject:	Chart of Integrity and National Integrity Registration Statements and Products
Attachments:	INT-NAT Reg Stmts 2011.docx

Sally,

The chart of Integrity and National Integrity registration statements and products is attached. Hopefully, you will find this helpful. Please feel free to call me if you have any further questions.

Thanks, Rhonda

Rhonda S. Malone
Counsel - Securities
Western & Southern Financial Group, Inc.
400 Broadway Street
Cincinnati, Ohio 45202
(513) 629-1854
rhonda.malone@wslife.com